BOCA RATON BOSTON CHICAGO HONG KONG LONDON LOS ANGELES
11 Times Square New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON
Peter M. Fass Direct Dial 212-969-3445

Steven A. Fishman Direct Dial 212-969-3025

VIA OVERNIGHT DELIVERY AND EDGAR

April 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Stacie D. Gorman

Re:	Stratstone/Bluegreen Fixed Income Fund, LLC
(formerly, Stratstone/Bluegreen Secured Income Fund, LLC)
Request to Withdraw Registration Statement on Form S-11
Filed on August 14, 2009
File No. 333-161360

Dear Ms. Gorman:

This firm represents Stratstone/Bluegreen Fixed Income Fund, LLC (the “Company” or “Issuer”) in connection with its application for registration under the Securities Act of 1933, as amended (the “Securities Act”).  In furtherance thereof, we hereby request on behalf of the Company, pursuant to Rule 477 (“ Rule 477 ”) promulgated under the Securities Act, that the Securities and Exchange Commission (the “ Commission ”) consent to the withdrawal of the Company’s Registration Statement on Form S-11, Registration No. 333-161360 (together with all exhibits and amendments thereto, the “ Registration Statement ”).

The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the offering of its membership.  The Registration Statement has not been declared effective by the Commission, and no securities have been sold in connection with this offering.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

April 4, 2011

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding this matter, please contact either me or legal counsel, Steven A. Fishman (212- 969-3025) or Peter M. Fass (tel. 212-969-3445) of Proskauer.

Regards,

/s/ Peter M. Fass_________________

Peter M. Fass

/s/ Steven A. Fishman_____________

Steven A. Fishman